Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: March 8, 2022

Beginning on or about March 8, 2022, GBT JerseyCo Limited (“GBT”) will meet with certain investors to discuss the proposed business combination. The presentation to be used during such meetings is set forth below.

March 2022 INVESTOR PRESENTATION

Legal Disclaimer

Forward-Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this presentation, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "anticipate," "expect," "suggests," "plan," "believe," "intend," "estimates," "targets," "predicts," "projects," "should," "could," "would," "may," "will," "continue," "forecast" or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of GBT JerseyCo Limited ("Amex GBT") and Apollo Strategic Growth Capital ("APSG") as of the date of this presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to APSG and Amex GBT. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of APSG's registration statement on Form S-4 (file no. 333-261820), filed with the SEC on December 21, 2021 and amended on February 4, 2022 (as amended from time to time, the "Registration Statement"). The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside APSG's and Amex GBT's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or Amex GBT following the announcement of the transaction; (2) the inability to complete the proposed business combination between APSG and Amex GBT (the "Business Combination"), including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in the Registration Statement. APSG and Amex GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor Amex GBT undertakes or accepts any obligation to release publicly any updates or revisions to any other forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The financial results presented in this presentation are preliminary and may change. This preliminary financial information has been prepared by management, and Amex GBT's independent accountants have not completed their audit or review of such financial information. There can be no assurance that Amex GBT's actual results for the periods presented herein will not differ from the preliminary financial information presented herein and such changes could be material. This preliminary financial information should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and is not necessarily indicative of the results to be achieved for any future periods.

No Offer or Solicitation

This presentation is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG has filed with the SEC the Registration Statement, containing a preliminary prospectus and a preliminary proxy statement, and, after the Registration Statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG's shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus, and the amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain, or will contain, important information about Amex GBT, APSG and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, when available, at the SEC's website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, Amex GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG's and Amex GBT's respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.

Legal Disclaimer

Use of Projections
This presentation contains projected financial information with respect to Amex GBT. Such projected financial information constitutes forward-looking information and are presented as goals or an illustration of the results that could be generated given a set of hypothetical assumptions that may prove to be incorrect. Such projected financial information should not be viewed as guidance and is not based on Amex GBT's historical operating results and should not be relied upon as necessarily indicative of future results or Amex GBT's actual economics. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, a number of which are beyond the control of either Amex GBT or APSG and subject to change, including the duration and ongoing impact of the COVID-19 pandemic, that could cause actual results to differ materially from those contained in the prospective financial information. Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Amex GBT's nor APSG's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. Moreover, Amex GBT operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on Amex GBT's business or the extent to which any factor, or combination of factors, may cause Amex GBT's actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. In addition, the analyses of Amex GBT and APSG contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Amex GBT, APSG or any other entity.

Industry and Market Data
This presentation also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, none of Amex GBT, APSG or the third party can guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Amex GBT and APSG have not independently verified any such third party information, and make no representation as to the accuracy of, such third party information.

Financial Statements and Certain Financial Measures
Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA and Free Cash Flow, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Please refer to slides 44-45 of this presentation for additional details. Amex GBT and APSG believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Amex GBT's financial condition and results of operations. Amex GBT's management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Amex GBT and APSG believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Amex GBT's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income and cash flows that are required by GAAP to be recorded in Amex GBT's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income and cash flows are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results and reconciliations to the most directly comparable GAAP measure are provided on slides 46-49 of this presentation.

Trademarks, Service Marks and Trade Names
Amex GBT or APSG own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Amex GBT or APSG, or an endorsement or sponsorship by or of Amex GBT or APSG. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Amex GBT or APSG will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Today’s Presenters MARTINE GEROW Chief Financial Officer PAUL ABBOTT Chief Executive Officer

Today’s Agenda 5 2 3 Key Investment Highlights 2021 Results & Recent Progress 1 GBT Overview

SECTION 1 GBT Overview

The Global Leader in B2B Travel 7 $600M (as of 2021) Total completed investment in product & platform 1 ~ 1 9K ( 20 21 ) Corporate customers 74% (20 21 ) o f transactions through digital channels 3 $2. 8 B (2019) Total Revenue (2) , 11 % CAGR 4 $ 502 M (2019) Adj. EBITDA (2) , 2 3%+ CAGR 4 95% (2 0 21 ) Customer Retention 2 9 (as of 2021) Value - enhancing acquisitions since 2016 $ 39 B (2019) Total Transaction Value (TTV) 3 ► 100 years of travel experience (carved out from American Express in 2014) ► World’s leading B2B travel platform by total spend with the largest concentration of high - value travelers ► Proprietary end - to - end digital solution and innovation hub powering omni - channel service platform ► Leading Meetings and Events solutions provider ► Leading Travel and Entertainment (“T&E”) and expense management software ► Acquisition of Egencia, the leading B2B travel software platform , strengthens presence in the high - value U.S. Small and Medium Enterprise (“SME”) customer segment ► Industry - leading compliance and ESG program 1. Excludes purchase price for acquisition of Egencia 2. Excludes Egencia 3. Pro forma for Egencia 4. 2015 - 2019A CAGR; excludes Egencia

Amex GBT Sits at the Center of the Business Travel Ecosystem

GLOBAL BUSINESS TRAVEL

- ✓ ~19,000 customers globally[1]
- ✓ 95%+ customer retention rate
- ✓ 16 year average tenure of top 100 customers[2]
- ✓ No single customer or supplier over 6% of revenue



Blue-Chip Clientele
IBM
Microsoft
WorldBank
EY
BCG
Dell
KPMG
Intel
ITW
GM
Sanofi
UPS
Aon
IPG
Morgan Stanley
Goldman Sachs
Credit Suisse
Corning
Top-Tier Global Travel Suppliers
UNITED
Hilton
Hertz
American Airlines
AIRFRANCE
AVIS
DELTA
Marriott
GLOBAL BUSINESS TRAVEL
neo
amadeus
Sabre
Travelport
SAP Concur
Intermediaries

- ✓ Marketplace with the most comprehensive and competitive content in the industry
- ✓ Greatest concentration of high-value travelers
- ✓ Relationships with 90+ global airlines and 100+ hotel groups
- ✓ GBT's high value clients book 40% higher average ticket prices than the TMC benchmark[3]

1. 2019 pro forma for Egencia
2. Tenure based on top 100 clients by 2019 FY TTV, with tenure calculated through December 2021 (excluding former HRG clients)
3. Per IATA DDS

8

Exceptional Strategic Partners With Best-in-Class Brands

AMERICAN EXPRESS GLOBAL BUSINESS TRAVEL

AMERICAN EXPRESS

- ~$120B Market Cap[1]
- 11 Year Brand Licensing Agreement[2]
- ~30% Pro Forma Ownership[3]
- Well-Known & Trusted Brand
- $1.0T Network volumes[4]

Strategic Benefits to GBT

- Brand halo created by one of the most recognized/trusted brands in the world
- Lead generation
- Joint customer initiatives and product development

expedia group

- World's 2nd Largest Travel Company
- 10 Year Strategic Commercial Partnership[5]
- ~14% Pro Forma Ownership[3]

Strategic Benefits to GBT

- Partnership with leading B2C travel platform
- Full access to Expedia's proprietary hotel content and rates

Other Key Shareholders with Strong Travel / Technology Experience

APOLLO · Certares · QIA · BlackRock[6] · TRS · Sabre · zoom

New strategic investors participating in the PIPE (Sabre, zoom)

1. As of 29-Nov-2021
2. American Express brand licensing will be effective upon GBT going public. Expires Q1 2033 assuming the GBT / APSG transaction consummates by Q1 2022.
3. Reflects ownership at close pro forma for the Egencia and GBT / APSG transactions. Pro forma ownership based on current assumptions on purchase price allocation
4. Per American Express 2020 10-K
5. Expedia strategic agreement effective at Egencia closing. Expires Q4 2031
6. ©2019 BlackRock, Inc. All Rights Reserved. BLACKROCK is a registered trademark of BlackRock, Inc. All other trademarks are those of their respective owners.

9

10 $ 23 $ 28 $ 39 ~$220 $ 6 $ 7 $ 8 ~$330 The Largest Player in a Massively Underpenetrated Industry Source: Travel Weekly 2020 Power list, GBTA, JP Morgan T&E Benchmark, ARC, Phocuswright , Airlines for America, European Business Travel Barometer survey, iResearch China, CWT Public Filings 1. GBT includes ~$8B TTV from Egencia; BCD includes ~$11B TTV from affiliates; CTM pro forma for T&T acquisition 2. Not a comprehensive list of all TMCs, only TMCs known to have $5B+ TTV shown 3. $1.4T reflects 2019 worldwide corporate travel spend including in - destination spend per GBTA. Segment sizes are estimated 4. “GMN” represents Global Multinational Enterprises; “SME” represents Small & Medium Enterprises; In - destination includes entertai nment and meals 5. Amount is pro forma for Egencia Total Global Business Travel Spend of $1.4T 3 2019 Managed Global Business Travel Spend per Travel Management Company (“TMC”) 1,2 ($B) (1) ~40% larger in TTV than the next closest competitor Long Tail of Vendors Total GBTS Managed GMN ~$60B Managed SME ~$270B Unmanaged SME ~$ 675 B In - Destination ~$430B 60% 40% $23B 5 $16B 4 4 4 94% 6%

11 Decades of Consistent Growth in Worldwide Business Travel Spending Business Travel Spend Has Historically Grown at 4%+ Source: Global Business Travel Association; IATA (Aug - 2021), USTA (Jul - 2021), Fitch (Jun - 2021), Deloitte (Aug - 2021), Euromonitor (Sep - 2021), PwC (Apr - 2021) 1. IATA baseline travel projection (incl. leisure) for reference 2. Management estimate Business Travel $1T+ Opportunity by 2023 Global Business Travel Spend ($T) 0.0 0.4 0.8 1.2 1.6 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 0 20 40 60 80 100 120 '19A '20A '21E '22E '23E '24E '25E Global Business Travel Spend, indexed to 100 for 2019 Other experts predict ~80 - 100% recovery by 2023 GBT is modeling ~70% recovery by 2023 2 Fitch PwC Deloitte (US) USTA (U.S. Domestic) IATA 1 Euromonitor Some experts predict ~75 - 85% recovery by 2022

12 The Platform Delivers Compelling Value to Customers & Suppliers… What We Do for Customers What We Do for Suppliers Fully integrated travel and expense management platform • Integrated end - to - end solutions enabling full travel spend visibility, control and compliance • Detailed reporting and insights tools at customers’ fingertips, including sustainability metrics Complete traveler experience • Global, high - touch, 24/7 service enables seamless search, booking and changing of travel, including disruption management • Traveler location tracking based on real - time data to keep travelers safe and productive Savings through differentiated supplier content • Access to GBT platform’s comprehensive content, value and relationships Access to the largest set of premium corporate customers • Business travelers are ~2x more valuable to suppliers vs. leisure travelers • GBT’s high value clients book 40% higher average ticket prices than the TMC benchmark Cost - efficient, high ROI distribution channel • Serve as an effective extension of suppliers’ sales and marketing functions • Valuable insights and reporting on customer dynamics Enhance the customer experience • Exceptional service, buying experience and disruption management GBT’s leading position, best - in - class technology solutions and customer service create a highly compelling value proposition to customers and suppliers, we believe making GBT the most valuable marketplace in corporate travel

13 … Allowing GBT To Generate Multiple Revenue Streams c Travel Revenues (76%) 1 GBT receives transaction fees for travel services Suppliers pay GBT for content distribution and promotion GBT is paid for each transaction booked through the GDS 1 2 3 Product and Professional Services Revenues (24%) 1 GBT is paid fixed fees for staffing, including account management Subscription fees and professional service fees for value - added products and services Income received from suppliers for marketing, products and other professional services including consulting 4 5 6 Customers Suppliers Net GDS Revenue 3 Transaction Fees 1 Products and Services Revenue 5 Management Fees 4 Fees, Incentives and Preferred Extras 2 Marketing and Other Revenue 6 GDS and NDC Content 1. Revenue split based on 2019 actual revenue, excluding Egencia

SECTION 2 Key Investment Highlights 14

15 Leading B2B Travel Platform, With Strong Brand and Strategic Shareholders Unique Model With Strong Value Proposition to Customers and Suppliers Enabled by Cutting - Edge Technology Multiple Avenues to Accelerate Growth and Create Value Well - Positioned for Recovery in the Large and Resilient Travel Sector Proven Value Creation Through M&A and Operational Expertise Strong Financial Performance, With Proven Track Record of Growth and Profitability Highly Attractive and Differentiated Investment Opportunity 1 3 4 5 6 2

1 Leading B2B Travel Platform

GLOBAL BUSINESS TRAVEL

Leadership in Scale



TTV ($B)[1]
~40% larger in TTV than the next closest competitor
39
28
23
8
7
6
BCD travel
CWT
ctm
FCM
Direct Travel

- Global presence that serves clients 24/7 wherever and whenever they want
- Delivering superior customer and supplier value
- Efficient cost base and financial stability
- Differentiated investment capacity helps promote innovation and creates a unique competitive advantage

Leadership in Technology

- $600M invested in purpose-built technology[2]; infrastructure is less than six years old
- GBT's Core Platform powers global travel programs at scale by connecting leading proprietary and third-party tools



Neo™
Mobile
Agent
AI/Chat
Future channels
Products & services
Core Platform
CONNECT PROFILE™
SUPPLY MARKETPLACE
GLOBAL TRIP RECORD™
Data Lake

Leadership in Solutions

- Leading solutions designed to address all needs of any travel program

GLOBAL BUSINESS TRAVEL	OVATION TRAVEL GROUP / LAWYERS TRAVEL	EGENCIA
Business Travel, Meetings & Events for GMN Clients	*Solution of Choice for High Touch SME Clients*	*Solution of Choice for Digital-First SME Clients*

NPS Scores[3]



56
52
49
44
39
36
33
EGENCIA
ctm
Direct Travel
CWT
TripActions
BCD travel

1. GBT includes ~$8Bn TTV from Egencia; BCD includes ~$11Bn TTV from affiliates; CTM pro foma for T&T acquisition. Not a comprehensive list of all TMCs, only TMCs known to have $5Bn+ TTV shown
2. $600MM excludes purchase price for acquisition of Egencia
3. Per July-August 2021 SPAC commissioned survey

16

17 Premium economics invested into technology and growth GBT delivers differentiated value to clients One of the largest aggregations of premium demand in travel Building a world leading B2B travel platform and solutions Efficient access for suppliers to one of the most valuable client bases in travel Differentiated content, experiences, and savings for our customers A Unique and Differentiated Business Model 2

18 Comprehensive Suite of Tech - Enabled Tools for Travelers AND Travel Managers Unrivaled Value • Most comprehensive and competitive content, driving savings for customers • Leading analytics, insights, benchmarking and consulting services to optimize travel spend, all in one platform Unrivaled Choice • Solutions designed around customer needs and powered by a modern, agile Core Platform • Comprehensive travel management toolkit – integrated into customer environments to work seamlessly Unrivaled Experience and Support • 24/7 global support for any traveler, anywhere in the world, from any device and medium • Bringing together the leading digital, self - service and agent - facilitated traveler experience For Traveler Managers For Travelers Air Re - Shop Œ Virtual Payment GBT Account Premier Insights Œ Peer Travel Insights Œ Agent On - Demand AI/Chat Expert Auditor Œ Hotel Re - shop Expert Œ Disruption Management Mobile Neo Œ Leading Technology Powering Solutions That Create Value and Loyalty With Travelers and Travel Managers… With A Strong Customer Value Proposition 2

2 And Unique Compelling Value for Suppliers

We Deliver Suppliers the Most Valuable Customer Base in Travel

Our Travelers Are ~2x More Valuable Than Leisure Customers

Business travel represents 30% of passengers[1], but 55% - 75% of supplier profits because they purchase[2]:

- More premium seats
- More flexible tickets
- More long-haul international trips
- More last-minute bookings

GBT's Premium Clients Deliver a Higher Average Air Ticket Price Than the TMC Average[3]

Average Air Ticket Price



$675
$479
+41%
Amex GBT
TMC Benchmark

Largest Aggregation of Premium Demand in Travel

- Distributes large volumes of supplier content
- Concentration of premium customers ensures high-margin revenue for suppliers

Strong Platform & Optimization Capabilities

- Delivers a high ROI channel for suppliers
- Revenue management platform provides data insight

Differentiated Marketplace Content

- Single-platform access to all major content sources
- Proprietary air content represents 12% of sales; proprietary hotel content that beats best available rate 1/3 of the time

1. Estimated by A4A for U.S. airline industry pre-COVID
2. Per McKinsey, Skift
3. Per IATA DDS, FY2019. TMC benchmark is average of identified TMCs within DDS dataset

19

20 Acquisition Organic / Internal Leading B2B Travel Software Platform EGENCIA 2021 30 SECONDS TO FLY Travel AI Capability 2020 Infrastructure Stand - up 2017 Neo, Online Booking Platform 2016 Core Platform Launch 2016 Industry - Defining Product and Technology Strategy 2015 2022 Priorities Digital Acceleration Cloud Migration NDC Digital & Ecommerce Hub 2019 Completed $600MM+ in Product & Platform Investments (Excluding Egencia), with Significant Benefits to Come Enabled by Cutting Edge Proprietary Technology 2

21 Multiple Levers To Drive Growth Positioning GBT for Margin Expansion • $235MM of structural cost reductions will enable GBT to realize higher margins • Utilize proven synergy realization playbook to drive value from recent M&A • Continue to leverage differentiated technology platform to drive productivity • Drive positive mix shift toward highly profitable SME segment • Accelerating new wins driven by differentiated value and “flight to quality” • Growing leadership in SME , the fastest - growing industry segment with the largest addressable market • Well positioned to capture the shift from unmanaged to managed SME travel • Robust M&A pipeline with proven track record of successful execution and integration • Expand GBT Partner Solutions to power the industry A B C D A B C D 3 Levers to Drive Growth and Margin Expansion Multiple Avenues to Accelerate Growth and Create Value

22 Customer Supplier $3.7B 2021 New Wins Value 1 52 Customer NPS Score 2 92% 2021 Customer Satisfaction 3 Clear momentum in recent performance 80% 16 out of top 20 supplier contracts renegotiated with equal or better terms since January 2020 5 1. Expected annual average value over the contract term from new client wins based on 2019 spend; includes Egencia 2. Per July - August 2021 SPAC commissioned survey 3. Excludes Ovation and Egencia 4. Tenure based on top 100 clients by 2019 FY TTV, with tenure calculated through December 2021 (excluding former HRG clients) 5. Negotiation in progress for remaining 4 suppliers Expect continued momentum as value proposition becomes even more critical 3 Strong Organic Growth Momentum Driven by Differentiated Value Proposition & “Flight to Quality” Multiple Avenues to Accelerate Growth and Create Value 16 years Average Customer Tenure 4 FY 2021 key wins include: ► Hewlett Packard Enterprise ► Standard Chartered ► Palo Alto Networks 2022 YTD key wins: ► Raytheon Technologies ► Ferrero Group New wins from strengthened customer value proposition Customers seek Unrivaled Value to do more with their travel budgets Efficient Access to valuable business customers even more important to suppliers as they rebuild revenue base Unrivaled Experience – Traveler well - being is a top priority for company executives Suppliers overwhelmed with service requests Unrivaled Choice of solutions designed to meet evolving customer needs in all segments Superior Supplier Economics from new retailing and merchandising opportunities

3 Multiple Avenues to Accelerate Growth and Create Value

Significant Runway in Industry's Largest, Fastest Growing and Most Profitable Customer Segment – SME

GLOBAL BUSINESS TRAVEL

Large & Underpenetrated Segment With Attractive Economics

Total SME Opportunity of ~$945B[1]



Managed SME ~$254B[1]
Unmanaged SME ~$675B[1]
GBT Share of Managed SME $16B, ~6%

- Volume recovery for SME has outpaced GMN by **5-10pts**
- Only **~30%** of global SME spend is managed today
- We are the **No. 1** managed SME player
- SME represents **45%** of total GBT revenue[2]
- US SME contribution margin **25-30%** higher than total Amex GBT

Significant Investment & New Wins Expand Scale

OVATION TRAVEL GROUP

EGENCIA

Leading B2B travel software platform

- 2021 SME New Wins Value[3] represents **14%** of 2019 pro forma SME TTV[2]

Levers to Further Accelerate SME Growth

7% Underlying historical SME annual growth[4]

+ Accelerated shift from unmanaged to managed
+ Increased win rate from our leading solutions in each segment
+ Full utilization of the Amex Card / GBT lead generation partnership – 3M SME business relationships in the US
+ Expand SME sales team and scale digital acquisition

Potential to accelerate steady state annual growth rate beyond the historical average and our current forecast to **double digits**

1. Source: GBTA, JP Morgan T&E Benchmark, ARC, Phocuswright, Airlines for America, European Business Travel Barometer survey, iResearch China. Segment sizes are estimated
2. Pro-forma for Egencia
3. Expected annual average value over the contract term from new client wins based on 2019 spend; includes Egencia
4. Based on GBT SME, Egencia and Ovation TTV growth in 2016 – 2019

23

3 Multiple Avenues to Accelerate Growth and Create Value

Amex GBT Plans to Emerge From the Pandemic With Optimized Cost Structure and Greater Competitive Strength

Overview of OpEx Optimization

- $235M of cost reductions executed since beginning of 2020, as part of a broader pre-COVID margin enhancement program
- ~80% of permanent cost reductions already realized
- Opportunities to continue to leverage differentiated technology platform to further drive productivity

$235M of Savings Executed in 2020



Represents 13% of 2019A cost base
$32
$24
$19
$160
$235
Vendor Cost Reduction
Real Estate
Other
Productivity & Efficiency
Total

All Actions Executed, ~80% of Permanent Cost Reductions Already Realized



All actions completed and savings realized
Fully realized by 2021 - 2022
All actions completed, realized with volume recovery
$185
$40
$10
$235
$50
$185
Realized Savings
Productivity & Efficiency
Other
Total

24

25 1. Gross Transactions represents the total number of transactions, including air, hotel, car rental, rail or other travel - related t ransactions, recorded at the time of booking, on a gross basis to include cancellations, refunds and exchanges. 4 Corporate Travel Recovery Accelerating Well - Positioned for Recovery in the Large & Resilient Travel Sector 0% 10% 20% 30% 40% 50% 60% Monthly Gross Transaction 1 Recovery vs. 2019 Alpha variant 4 months volume uncertainty Delta variant 2 months volume uncertainty 6 weeks volume uncertainty Omicron variant Feb - 22 exit rate ~51%; +23pt volume recovery in 6 weeks

5 Proven Value Creation Through M&A and Operational Expertise

History of Successful M&A Execution and Integration, With Further Room to Grow

GLOBAL BUSINESS TRAVEL

History of Success in Executing Highly Synergistic M&A

	Target	Date	Rationale
TRANSFORMATIVE	EGENCIA	Nov '21	▶ Leading B2B travel software platform
	HRG	Jul '18	▶ Transformative expansion
SCOPE & SCALE	OVATION TRAVEL GROUP	Jan '21	▶ Scale and capability in U.S. SME
	DER Business Travel	Sep '19	▶ German presence and SME expansion
	GBT Spain (Barcelo)	Dec '17	▶ Spanish and European expansion
	BANKS SADLER	Aug '17	▶ Meetings and events solutions
	SMT	Oct '16	▶ SME scale and Nordic presence
CAPABILITIES	30STF	Oct '20	▶ AI messaging capabilities
	KDS	Oct '16	▶ Marketplace and POS technology

Technologically Additive (shaded: Egencia, Banks Sadler, 30STF, KDS)

Egencia Acquisition Case Study

- ▶ In November 2021, Amex GBT acquired Egencia from Expedia
- ▶ Transaction resulted in Expedia owning a ~14% stake in GBT[1]
- ▶ The transaction valued Egencia at $750M (~19x 2019A Adj. EBITDA, or ~5x including synergies)
- ▶ Nearly doubles SME presence – the largest, highest margin and fastest-growing segment and adds the leading digital-first solution to GBT portfolio

Highly Attractive Synergized Purchase Multiple



18.8x
Reduction
(13.8x)
Synergy driven by revenue harmonization, workforce rationalization and real estate optimization
5.0x
Purchase Multiple
Synergies
Synergized Multiple

1. *Reflects ownership at close pro forma for the GBT / APSG transaction.*

26

Source: Moody’s, GBT * Real GDP growth for key geographies ** Consolidating GBT, Ovation and Egencia TTV for the 2017 - 2019 period. Excludes HRG as the legacy HRG proposition was discontin ued post acquisition and customers migrated to the GBT platform Installed base of customers growing above GDP, track record of share gain Real GDP growth* Spend growth within existing customers Share gain 2017-2019 TTV growth** c.2%pa 1 - 2% pa 2 - 3%pa 6% pa SME: 7% pa GMNC: 5%pa 6 Organic Growth driven by Existing Customer Growth and Share Gains Strong Financial Performance With Proven Track Record 27

28 $502M $527M $626M $736M $846M 9.9x 9.5x 8.0x 6.8x 5.9x 2019 2023 Business Plan at ~70% Industry Recovery 2023 at 80% Industry Recovery 2023 at 90% Industry Recovery 2023 at 100% Industry Recovery 1 Pro forma for Egencia. Adj. EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adj. EBITDA to GAAP. Significant Upside Under Quicker Recovery Scenarios Adj. EBITDA (1) Implied AV / EBITDA Multiple At 100% industry recovery: $462M GBT PF 2019 Adj. EBITDA + $40M Egencia standalone 2019 Adj. EBITDA + $235M Permanent cost savings + $109M Egencia synergies = $846 M Run - rate PF Adj. EBITDA Stronger Run - rate EBITDA 6 GBT Would Return to Pre - COVID Adj. EBITDA With Only ~70% Demand Recovery Strong Financial Performance With Proven Track Record

29 6 2019A – 2023E Amex GBT + Egencia Adj. EBITDA Bridge Strong Financial Performance With Proven Track Record $502m $(520)m $527m 2019 PF adj. EBITDA Industry volume impact Volume related cost savings Permanent Cost Benefits Share gain 2021 PF adj. EBITDA Travel Industry Recovery Volume related cost add-back Permanent Cost Benefits Share gain Inflation/Merit Egencia Synergies 2023 PF adj. EBITDA forecast Source: Management projections. Note: A 10ppt industry recovery is ~$76mm. 1. Includes $15MM of constant currency adjustments and full - year pro forma of Ovation results. Includes Egencia for the full year 2 021. Amex GBT returns to pre - Covid earnings even with only ~ 70% of travel demand recovered $(1,956)m $742m $188m $1,421m $30m $(30)m $4m $(482)m $47m $61m

6 Strong Financial Performance With Proven Track Record

GLOBAL BUSINESS TRAVEL

Margin Expansion Opportunity of 4-10pts at 70-100% Industry Recovery

Margin Expansion Drivers in the Forecast



18%
5%
8%
1%
2%
22%
5%
1%
28%
2019 PF Adj. EBITDA Margin %
~70% Travel Industry Recovery
Permanent Cost Benefits
Merit / Inflation
Egencia Synergies
2023 PF Mgmt. Adj. EBITDA Margin % at 70% Industry Recovery
100% Industry Recovery
Egencia Synergies
PF Adj. EBITDA Margin % at 100% Industry Recovery

(1) 2023 forecast based on ~70% of 2019 industry volume recovery. Leveraging fixed cost base results in significant Adj. EBITDA margin expansion of 6ppts to 28%, when revenue is 100% recovered (vs. 85% in 2023).

(2) Opportunity to offset further cost inflation with increased Average Ticket Price is not included in forecast. Generally, if ATP increases in line with inflation, it largely offsets the impact of cost inflation – i.e. natural hedge, although net impact may vary by geography and supplier among other factors.

Margin Expansion Levers Incremental to Forecast

Accelerated SME growth

- Expanded and strengthened SME value proposition creates capability to accelerate SME sales performance beyond what's in forecast
- Additional upside potential as SME is the fastest growing segment that is also recovering from pandemic more quickly
- Accretive margin impact – as SME becomes a higher % of revenue, higher incremental margins on a largely fixed cost base drive upside

Improved revenue yield

- Forecast assumes supplier revenue yield is flat, but recent supplier yields have been better – suggests incremental opportunity not included in current forecast
- Recent major supplier deals re-signed at equal or better yields

PF includes Egencia.

30

6 Strong Financial Performance With Proven Track Record

Expect Long-term Free Cash Flow Conversion of ~45%

GLOBAL BUSINESS TRAVEL

Adjusted EBITDA and Free Cash Flow ($M)



138
(186)
172
(50)
238
71
311
71
428
165
2015
2016
2017
2018
2019
2019 FCF Conversion of 39%
Adj. EBITDA
'15 -'19 CAGR 33%
'15 - '19 +$290M
Free Cash Flow
'15 -'19 +$351M

Free Cash Flow Projection Drivers

Working Capital	▸ Annual working capital outflow approaching ~1% of TTV growth
Capex	▸ Steady state Capex of $100-110M per year ▸ D&A ~$100M per year
Cash Interest	▸ Cash interest of ~$90M per year ▸ $1.2B debt after $200M DDTL ▸ Long term net leverage target of 2x, with flexibility to increase by up to 3x to execute M&A
Cash Taxes	▸ Projecting cash taxes of 50% of accounting tax to reflect utilization of losses ▸ Assume 32% accounting tax rate ▸ Expect to become full cash taxpayer in 8-10 years
Pension Contribution	▸ Pension contribution of $25-35M per year
Other Cashflow Items	▸ 2022 Severance cash outflow - $60M ▸ Egencia integration expense - $45M in 2022, $20M in 2023 ▸ M&A fees / Restructuring envelope of ~$20-30M per year

[1]Free Cash Flow defined as net cash (used in) from operating activities, less cash used for additions to property and equipment.
[2]Free Cash Flow includes separation costs of $188M in 2015, $136M in 2016, $95M in 2017, $54M in 2018 and $4M in 2019. Acquisitions excluded.

31

6 Strong Liquidity Position After Pending Business Combination Strong Financial Performance With Proven Track Record ► Ended 2021 with solid cash balance of $516M ► December 2021 debt refinancing provided $400M of incremental financing ► Pending business combination adds up to $817M cash held in trust (subject to shareholder redemptions) ► Upsized and oversubscribed fully committed PIPE investment adds $335M ► Have $1.0B - $1.8B pro forma liquidity under various redemption scenarios, as of 2021 year - end ► Long - term net leverage target of 2x with flexibility to increase by up to 3x to execute M&A Liquidity Highlights $516M $250M $817M $335M $90M $812M 12/31/2021 Cash Balance Delayed Draw & Revolver Amex GBT & APSG Business Combination Cash Held in Trust Maximum APSG Shareholder Redemption 12/31/2021 Pro Forma Liquidity 1 $1,016M $1,828M 1 Pro Forma Liquidity is before potential preferred equity paydown of $164M. PIPE Proceeds Business Combination Transaction Fees 32

Business Services GBT Scale Organic Growth Prospects Consolidation Opportunity Depth of Customer Relationships End Market and Supplier Diversity Low Capital Intensity Technology Capabilities EV / 2023E Adj. EBITDA (1) EV / 2023E FCF (1)(2) 9.5x 17.9x 20.5x 17.1x 10.8x 12.5x 20.4x 12.6x 13.3x 15.8x 11.6x 18.6x 23.5x 22.2x 12.8x 17.8x 22.1x 14.8x 19.4x 19.8x Corporate Travel & GDS – – – – – Market data as of March 1, 2022 2. Free Cash Flow is a non - GAAP measure. Free Cash Flow is defined as Adj. EBITDA - Capex 3. Pro forma for Egencia . Adj. EBITDA is a non - GAAP measure. Please refer to the Supplemental Materials section for reconciliation of Adj. EBITDA to GAA P – – (3) (3) 33 6 We Believe GBT Is a Superior Investment Opportunity to Peers Strong Financial Performance With Proven Track Record

SECTION 3 2021 Results & Progress

2021 Results & Progress - Summary

GLOBAL BUSINESS TRAVEL

Financial Results Well Above Forecast[1,2]

- Driven by **119%** year-over-year growth in Q4 revenue, despite the impact of the Omicron variant in December, and efficiencies from structural cost reduction actions
- FY pro forma revenue, net loss and Adjusted EBITDA totaled $889M, ($700M) and ($520M), respectively. Pro forma revenue and Adjusted EBITDA exceeded forecast in Registration Statement by **$61M** and **$37M**, respectively[1,2]

Corporate Travel Recovery Accelerating

- Corporate travel transaction recovery in the last week of February 2022 reached **51%** of 2019 levels, a 23pt improvement versus mid-January, when travel was negatively impacted by the Omicron variant
- TTV[3] in the last week of February 2022 reached **45%** of 2019 levels, which compares to a projected **49%** for the full year 2022 previously disclosed in the Registration Statement[2]

Egencia Synergies & Accelerated SME[4] Growth

- Completed acquisition of Egencia, the leading B2B[5] travel software platform, from Expedia; on track to achieve **$109M** in total Egencia synergies and expect to deliver **$25M** synergies in 2022
- Acquisitions of Egencia and Ovation Travel Group doubled SME footprint to represent approximately **45%** of revenue, based on 2019
- Positioned for continued SME growth with 2021 new wins value[6] that represents **14%** of 2019 pro forma TTV[6] for the SME customer segment

Strengthened Customer Value

- Delivered **$3.7B** new wins value[6], which represents **10%** of 2019 pro forma TTV[6], **95%** customer retention rate[7], **92%** customer satisfaction score[7] and major new customer wins
- Significantly increased value, choice and experiences for customers with acquisitions of Ovation Travel Group and Egencia
- Accelerated technology investments and launched new, innovative travel and expense software solutions

1. *2021 financial results are preliminary and unaudited.*
2. *Apollo Strategic Growth Capital filed the registration statement on Form S-4 (file no. 333-261820) with the SEC on December 21, 2021 as amended on February 4, 2022 (as amended from time to time, the "Registration Statement").*
3. *Total Transaction Value ("TTV") refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds.*
4. *"SME" represents Small & Medium Enterprises, which Amex GBT generally defines as having an expected annual spend on air travel of less than $20 million. This criterion can vary by country and client needs. "GMN" represents Global & Multinational Enterprises.*
5. *Business-to-business ("B2B").*
6. *Expected annual average TTV over the contract term from new client wins based on 2019 spend; includes Egencia for the full year.*
7. *Excludes Egencia and Ovation.*

35

2021 Financial Results Well Above Forecast 1 Year Ended Dec. 31, 2021 ($M; 2021 amounts are preliminary and unaudited) Pro Forma Results (incl. full year of Egencia) Registration Statement Forecast 1 Variance Total Transaction Value (TTV) 2 $7,969 $7,600 + $369 Revenue $889 $828 + $61 Adjusted EBITDA ($520) ($557) + $37 1. Apollo Strategic Growth Capital filed the registration statement on Form S - 4 (file no. 333 - 261820) with the SEC on December 21, 2021 as amended on February 4, 2022 (as amended from time to time, the “Registration Statement”). 2. Total Transaction Value (TTV) refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cru ise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds. ✓ ✓ ✓ The following table presents full year 2021 financial results pro forma to include Egencia for the full year. These pro forma re sults are directly comparable to the forecast provided in the Registration Statement 1 filed with the SEC by Apollo Strategic Growth Capital. 36

37 Leading B2B Travel Platform, With Strong Brand and Strategic Shareholders Unique Model With Strong Value Proposition to Customers and Suppliers Enabled by Cutting - Edge Technology Multiple Avenues to Accelerate Growth and Create Value Well - Positioned for Recovery in the Large and Resilient Travel Sector Proven Value Creation Through M&A and Operational Expertise Strong Financial Performance, With Proven Track Record of Growth and Profitability Highly Attractive and Differentiated Investment Opportunity 1 3 4 5 6 2

SECTION 5 Thank You

SECTION 6 Supplemental Materials

Transaction Summary

GLOBAL BUSINESS TRAVEL

Transaction Details

Overview

- Amex GBT – the world leader in B2B software and services for travel – intends to become a public company through a business combination transaction with APSG
- APSG is a publicly listed Special Purpose Acquisition Company ("SPAC") with $817MM cash in trust
- PIPE of $335MM is being raised in connection with the transaction

Valuation

- Pro Forma Enterprise Value of $4,984MM:
  - 9.5x pro forma 2023E Adj. EBITDA of $527MM [1]
  - 9.9x pro forma 2019A Adj. EBITDA pre-cost savings and synergies of $502MM [1]
  - 5.9x run-rate pro forma Adj. EBITDA of $846MM [1]

Incentive Alignment

- Seller earn-out of up to 15MM shares, subject to vesting milestones based on share price appreciation, aligning value creation incentives [2]
- Deferral of 6.7MM shares of the sponsor promote, with vesting conditional on the same share price appreciation milestones [2]
- Sponsor is committing $20MM to the PIPE

Pro Forma Valuation

($MM, unless otherwise noted)	
Share Price ($)	$10.00
Pro Forma Shares Outstanding (MM) [3]	531.6
Total Equity Value	5,316
Debt [4]	1,041
Cash [5]	(1,373)
Total Enterprise Value	**$4,984**
EV / 2023E Pro Forma Adj. EBITDA	*9.5x*

Illustrative Sources

($MM, unless otherwise noted)	
SPAC Cash in Trust	$817
Sponsor Promote [6]	137
PIPE	335
Equity Rollover [7]	4,027
Total Sources	**$5,316**

Post-Combination Ownership at Close [8]



GBT Existing Shareholders
SPAC Public Shareholders
PIPE Shareholders
Sponsor Promote
15.4%
6.3%
2.6%
75.8%

Illustrative Uses

($MM, unless otherwise noted)	
Cash to Balance Sheet	$897
Sponsor Promote [6]	137
Equity Rollover	4,027
Preferred Equity Paydown	164
Transaction Costs	90
Total Uses	**$5,316**

1. *Run-rate pro forma Adj. EBITDA of $846MM calculated as 2019A pro forma Adj. EBITDA of $502MM plus GBT standalone cost savings of $235MM plus run-rate synergies from Egencia acquisition of $109MM. Refer to the Supplemental Materials section for non-GAAP reconciliations*
2. *50% of earn-out and deferred shares vest at $12.50 20-day VWAP and remaining vest at $15.00 20-day VWAP*
3. *Excludes any potential dilutive impact of outstanding warrants*
4. *Debt balance reflects refinancing of the existing term loans resulting in incremental cash balance on 02-Dec-21*
5. *Assumes estimated available cash balance of $475MM as of 31-Dec-21*
6. *Includes 75,000 sponsor shares held by APSG's independent directors*
7. *Subject to adjustment pursuant to Business Combination Agreement for treatment of preferred equity paydown*
8. *Assumes no shareholder redemptions. No incremental dilution at close from sponsor promote deferral of 6.7MM shares and seller earn-out of up to 15.0MM shares*

40

41 Highly Diversified Business Profile 1. Revenue by geography and customer segment based on 2019 pro forma revenue, including Egencia. Revenue by industry based on 20 19 actual revenue, excluding Egencia and HRG; by revenue stream based on 2019 actual revenue, excluding Egencia 2. “GMN” represents Global Multinational Enterprises; “SME” represents Small & Medium Enterprises Revenue by Geography 1 Revenue by Customer Segment 1,2 by Revenue Stream 1 US , 48% EMEA , 36% APAC and other , 9% Americas ex US , 6% GMN , 55% SME , 45% Travel , 76% Product & Professional Services , 24% No single customer or supplier accounts for greater than 6% of total revenues Revenue by Industry 1 IT , 16% Financial Services , 16% Healthcare , 14% Business Services , 13% Industrial , 11% Other , 31%

History of American Express Global Business Travel

GLOBAL BUSINESS TRAVEL

1915
Amex establishes a Travel Division and starts **its first travel agencies**

2014
Amex separates its Global Business Travel division into a **joint venture with an investor group led by Certares**; GBT enters into trademark license agreement, which grants **license to use the Amex brand name**

2015
GBT develops **product and technology strategy** to power the platform, and maintain robust privacy and data security

2016
Acquired KDS - proprietary OBT and ecommerce capability. Buildout of core platform capable of powering **a global travel program at scale**

2017
GBT expands **standalone infrastructure** for key systems, including global telephony and network

2018
GBT acquires **Hogg Robinson Group (HRG)** and completes full separation of infrastructure from Amex

2019
Created Neo Technology Group – dedicated hub for digital and e-commerce innovation. Refreshed GBT branding

2020
GBT achieves a **record year for growth** by newly won customer expected annual value (based on 2019 travel volumes) and growth in customer and traveler satisfaction performance. **Acquired 30STF – leading-edge AI capabilities**

2021
GBT acquires **Ovation and Egencia**

42

43 GBT Sets the Standard for ESG in Travel Customer ESG Score ► GBT achieved carbon neutrality for employee business travel ► Pioneering Sustainable Aviation Fuel initiative with Shell to progress industry’s path to net - zero emissions ► Partner with UNICEF to support education for the world’s most vulnerable children ► 74% employee engagement score in 2021 (+3% vs. high - performing benchmark) ► Significant focus on DEI initiatives , led by six inclusion groups within the Company ► Strong focus on inclusion and board diversity ► Thought leader on compliance issues and solutions ► Significant investment in compliance processes and infrastructure as a BHC - controlled subsidiary Customers are able to choose carbon offset and green filters through Neo Collaborate with GBT on anti - human trafficking initiatives Customers are ensured to be within all internal and external travel compliance statutes Environmental impact tracking, analytics, and reporting data Environmental Governance Social

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. Our non-GAAP financial measures are provided in addition to, and should not be considered as an alternative to, other performance or liquidity measure derived in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under GAAP. In addition, because not all companies use identical calculations, the presentations of our non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

Management believes that these non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance or liquidity across periods. In addition, we use certain of these non-GAAP financial measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment locations. We also use certain of our non-GAAP financial measures as indicators of our ability to generate cash to meet our liquidity needs and to assist our management in evaluating our financial flexibility, capital structure and leverage. These non-GAAP financial measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and/or to compare our performance and liquidity against that of other peer companies using similar measures.

We define Adjusted EBITDA as net loss before interest income, interest expense, benefit from (provision for) income taxes and depreciation and amortization excluding costs that management believes are non-core to the underlying business of the Company, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation, certain corporate costs, foreign currency gains (losses), non-service components of net periodic pension benefit (costs) and gains (losses) on disposal of businesses.

Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance that does not represent and should not be considered as an alternative to net (loss) income or total operating expenses, as determined under GAAP. In addition, this measure may not be comparable to similarly titled measures used by other companies. This non-GAAP measure has limitations as an analytical tool, and this measure should not be considered in isolation or as a substitute for analysis of the Company's results or expenses as reported under GAAP. Some of these limitations are that this measure does not reflect:

- changes in, or cash requirements for, our working capital needs or contractual commitments;
- our interest expense, or the cash requirements to service interest or principal payments on our indebtedness;
- our tax expense, or the cash requirements to pay our taxes; recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;
- the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;
- restructuring, mergers and acquisition and integration costs, all of which are intrinsic of our acquisitive business model; and
- impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations.

Adjusted EBITDA should not be considered as a measure of liquidity or as a measure determining discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We believe that the adjustments applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about certain material non-cash and other items that management believes are non-core to the underlying business of the Company.

We use this measure as a performance measure as it is an important metric used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment allocations. This non-GAAP measure supplements comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We also believe that Adjusted EBITDA is helpful supplemental measures to assist potential investors and analysts in evaluating our operating results across reporting periods on a consistent basis.

44

Non - GAAP Financial Measures, Cont. We define Free Cash Flow as net cash (used in) from operating activities, less cash used for additions to property and equipm ent . We believe Free Cash Flow is an important measure of our liquidity. This measure is a useful indicator of our ability to gene rat e cash to meet our liquidity demands. We use this measure to conduct and evaluate our operating liquidity. We believe it typically presents an alternate measure of cash flows since purchases of property and equipment are a n ecessary component of our ongoing operations and it provides useful information regarding how cash provided by operating activities compares to the property and equipment investments required to maintain and grow our platfor m. We believe Free Cash Flow provides investors with an understanding of how assets are performing and measures management’s effectiveness in managing cash. Free Cash Flow is a non - GAAP measure and may not be comparable to similarly named measures used by other companies. This measure has limitations in that it does not represent the total increase or decrease in the cash balance for the period, nor does it represent cash flow for discretionary expenditures. This measure should not be considered as a measure of liquidity or cash flows from operations as determined under GAAP. This measure is not measurement of our financial performance under GAAP and should not be considered in isolation or as alternative to net (loss) in come or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. Pro Forma Financial Information This presentation includes certain pro forma financial information. The pro forma adjustments assume that the Company acquire d E gencia as of January 1, 2021. The pro forma financial information is unaudited and is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if th e r elevant transactions had been consummated on the date indicated, nor is it indicative of future operating results. The pro forma financial information presented is calculated in a manner similar to the pro forma financial statements prepared in acc ord ance with Regulation S - X under the Securities Act of 1933. 45

2015A 2016A 2017A 2018A 2019A 2020A GAAP Operating Income (116) (33) 34 74 206 (747) Depreciation & Amortization 71 78 96 125 141 148 Share of Earnings in Equity Method Investments 3 1 4 6 5 (5) Restructuring Charges 37 27 30 21 12 206 Integration Costs – – 0 17 36 14 M&A Costs – 5 11 24 12 10 Separation Costs 139 87 59 39 3 (0) Non Cash Equity Plan 4 4 4 4 6 3 Other – 3 0 2 8 8 Adj. EBITDA 138 172 238 311 428 (363) Parallel Costs 48 49 36 15 1 2 TSA Admin Fee & Premium 14 10 7 3 – – PCI – – 1 12 4 0 Board Expenses 4 4 4 3 4 3 Product Investments – 10 14 12 9 0 All Other Adjustments – – (8) – – – Management Adj. EBITDA 205 245 292 356 447 (358) Ovation PF EBITDA 5 (21) DER PF EBITDA 4 – FX at Constant Currency 7 2 Adj. EBITDA (PF for Ovation/DER) 205 245 292 356 462 (377) Egencia PF EBITDA 40 (248) Total PF Adj. EBITDA (PF for Ovation/DER/Egencia) 205 245 292 356 502 (625) ($MM) 46 Tabular Reconciliations for Non - GAAP Measures Reconciliation of Adjusted EBITDA

Tabular Reconciliations for Non - GAAP Measures Reconciliation of net loss income to Adjusted EBITDA a) Represents severance and related expenses due to restructuring activities and impairment of operating lease right - of - use assets for closure of offices. For the year ended December 31, 2020, these charges include mitigating actions taken by us in response to adverse business impact resulting from travel restrictions due to the COVID - 19 pandemic. b) Represents expenses related to the integration of businesses acquired. c) Represents expenses related to business acquisitions, including potential business acquisitions, and includes pre - acquisition du e diligence and related activities costs. d) Represents non - cash equity - based compensation expense related to the management incentive plan. e) Includes: (i) executive long - term incentive plan expense of $11 million and $2 million for the three months ended December 31, 2021 and 20 20, respectively, and $15 million and $2 million for the years ended December 31, 2021 and 2020, respectively, (ii) litigation costs of $2 million and $2 million for the three months ended December 31, 2021 and 2020, respectively, and $6 million and $6 million for the years ended December 31, 2021 and 2020, respectively, (iii) unrealized gains (losses) of $2 million and $9 million for the three months ended December 31, 2021 and 2020, respectively an d $ 1 million and $12 million for the years ended December 31, 2021 and 2020, respectively, (iv) non - service component of our net periodic pension benefit (cost) related to our defined benefit pension plans of $3 million and $(2) mill ion for the three months ended December 31, 2021 and 2020, respectively, and $9 million and $2 million for the years ended December 31, 2021 and 2020, respectively and (v) loss on disposal of business of $1 million for the three months and full year ended December 31, 2021. 47

Tabular Reconciliations for Non - GAAP Measures Reconciliation of pro forma TTV, pro forma revenue, pro forma net loss and pro forma Adjusted EBITDA a) Represents severance and related expenses due to restructuring activities and impairment of operating lease right - of - use assets for closure of offices. For the year ended December 31, 2020, these charges include mitigating actions taken by us in response to adverse business impact resulting from travel restrictions due to the COVID - 19 pandemic. b) Represents expenses related to the integration of businesses acquired. c) Represents expenses related to business acquisitions, including potential business acquisitions, and includes pre - acquisition du e diligence and related activities costs. d) Represents non - cash equity - based compensation expense related to the management incentive plan. e) Includes: ( i ) executive long - term incentive plan expense of $11 million and $2 million for the three months ended December 31, 2021 and 2020 , respectively, and $15 million and $2 million for the years ended December 31, 2021 and 2020, respectively, (ii) litigation costs of $2 million and $2 million for the three months ended December 31, 2021 and 2020, respectively, and $6 million and $6 million for the years ended December 31, 2021 and 2020, respectively, (iii) unrealized gains (losses) of $2 million and $9 million for the three months ended December 31, 2021 and 2020, respectively an d $ 1 million and $12 million for the years ended December 31, 2021 and 2020, respectively, (iv) non - service component of our net periodic pension benefit (cost) related to our defined benefit pension plans of $3 million and $(2) mill ion for the three months ended December 31, 2021 and 2020, respectively, and $9 million and $2 million for the years ended December 31, 2021 and 2020, respectively and (v) loss on disposal of business of $1 million for the three months and full year ended December 31, 2021. 48

49 Tabular Reconciliations for Non - GAAP Measures Reconciliation of Free Cash Flow 2015 2016 2017 2018 2019 ($ in millions) Net cash (used in) from operating activities (133)$ 6$ 122$ 137$ 227$ Less: purchase for property and equipment (53) (56) (51) (66) (62) Free Cash Flow (186)$ (50)$ 71$ 71$ 165$ Year Ended December 31,